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N E W S   R E L E A S E

Talisman Acquires U.S. Assets for C$90 Million

CALGARY, Alberta – November 1, 2002 – Talisman Energy Inc, through its wholly owned subsidiary Fortuna Energy Inc., has acquired the assets of Fairman Drilling Company, FDC Venture 15, LP, East Resources, Inc. and ABARTA Oil & Gas Co., Inc. for US$58.6 million.

With the purchase, Talisman will acquire approximately 23 bcf of proved gas reserves (at a cost of about US$1.25/mcf) and 10 mmcf/d of production.  Approximately half of the purchase price will be allocated towards land, seismic and other assets, including tax pools.  Subject to certain preferential rights Talisman will acquire 268,000 acres of land in New York State (most of which is 100% working interest), augmenting its position on the underexplored deep Trenton-Black River gas play fairway.  The Company has identified over 30 development locations on the lands and plans to drill two exploration and four development wells in 2003.

“We are excited by the addition of this acreage, which will provide us with high netback, low cost, gas production and prospects close to infrastructure and markets,” said Dr. Jim Buckee, President and Chief Executive Officer.   “We are developing a highly prospective acreage position in the region, with the potential to develop a new core area over the next few years.”

The Trenton-Black River play in New York is similar to the Trenton oil play in Ontario, where Talisman is the largest oil and gas producer.  Talisman’s Trenton expertise in seismic interpretation, drilling and completions provides a solid base for the Company to broaden its exploration and development program in the region.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia and Vietnam. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations &

Corporate Communications

Phone:

403-237-1196

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

Forward Looking Statements:  This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including expected drilling plans, development potential and prospectivity and acquisition of proved reserves.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those reflected in the statements.  These risks include, but are not limited to: exercise of preferential rights, the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks). Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

34/02

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~